

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

November 20, 2009

David C. Mussman
Executive Vice President,
   Secretary and General Counsel
West Corporation
11808 Miracle Hills Drive
Omaha, Nebraska 68154

>   **Re: West Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 6, 2009**
>   **File No. 333-162292**

Dear Mr. Mussman:

    We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure.

General

1. We note your response to comment 5 of our letter dated October 30, 2009. If you
    funded or were otherwise affiliated with any of the studies or reports you cite,
    please disclose this in the prospectus. Otherwise, confirm to us that you were not
    affiliated with these reports. Also confirm that the sources you cite are widely
    available to the public. Please also disclose the source for your assertion on page
    3 that you are the largest provider of emergency communications infrastructure
    systems and services that support regulatory compliance and public safety
    mandates, based on the number of 9-1-1 calls facilitated.

Prospectus Summary, page 1

2. We note your response to comment 10 of our letter dated October 30, 2009 and your related disclosure on page 10. In connection with the initial public offering, please clarify and describe in greater detail the following:

    *   Quantify in dollars the 12% priority return preference on the Class L shares and disclose the number of common shares issued upon the conversion of the Class L shares.

    *   Describe the conversion terms of the Class A and Class L shares.

    *   Describe and quantify the value of the equity awards granted or vested. We note your disclosure on page 101 relating to accelerated vesting upon an IPO.

    *   Describe in detail any other payments made to your affiliates.

3. We note your response to comment 12 of our letter dated October 30, 2009. Please clarify under "Revised Our Organizational Structure" on page 5, that the receivables management business was formerly reported as a separate segment, and explain why you eliminated this segment.

Summary Consolidated Financial Data, page 11

4. We note your disclosure here and on page 33 that your capital expenditures for the nine months ended September 30, 2009 were $95.3 million. Please reconcile this amount to the $90.7 million presented in your condensed consolidated statements of cash flows on page F-5 as purchases of property and equipment for the same period.

Capitalization, page 28

5. Your current disclosure indicates that you had 9,948 shares of Class L common stock issued and outstanding as of September 30, 2009. Please reconcile this to the disclosure on your condensed consolidated balance sheet on page F-4 that you had 9,898 shares of Class L common stock issued and outstanding as of September 30, 2009.

Dilution, page 30

6. We note that the first sentence of the second paragraph under this heading
    discusses your net tangible book value at September 30, 2009, and that you have
    not yet completed this sentence. Please tell us whether this disclosure is meant to
    refer to your actual net tangible book value at September 30, 2009, and if so,
    please tell us why you have not disclosed the dollar and per share amounts since
    it appears this information is currently available.

Selected Consolidated Financial Data, page 32

7. Footnote one on page 33 indicates that your stock compensation expense for the
    nine months ended September 30, 2008 and 2009 was $1,274 and $1,026. Given
    your disclosure of stock compensation expense on page F-24, it appears that
    these amounts may be reversed. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

Results of Operations, page 40

Years Ended December 31, 2008 and 2007, page 44

8. We have reviewed your response to comment 22 of our letter dated October 30,
    2009 and believe it would be beneficial to your investors if you expanded your
    analysis of fluctuations in the amount of net income allocated to noncontrolling
    interests within your analysis of results of operations. We believe it is unclear
    from your current disclosures why the percentage of net income allocated to
    noncontrolling interests varied significantly during the three annual periods
    presented and during the interim periods presented. As such, we would expect
    similar disclosure in MD&A to the discussion included in your response to us.

Stock-Based Compensation

9. We note your response to comments 23, 24 and 25 of our letter dated October 30,
    2008. To the extent that the grant date fair value of your stock compensation
    issued during the 12 months prior to the date of the most recent balance sheet
    included in the filing is significantly below your estimated initial public offering
    (IPO) price, we continue to believe that it provides important information to your
    investors to explain the underlying factors that contributed to the significant
    increase in the fair value of your equity instruments during that relatively short
    period. We will not object to you providing the information that we requested in

comment 25 in a relatively brief, summarized format if you can demonstrate to us that any potential increase in the valuation of your stock compensation that could be indicated by your IPO price would not have a material impact on your financial statements. Alternatively, if the potential increase in the valuation of your stock compensation that could be indicated by your IPO price could have a material impact on your financial statements, we would expect you to provide the requested disclosures in reasonable detail.

10. We have reviewed your response to comment 25 of our letter dated October 30, 2009. You indicate that in valuing the options and restricted stock issued on January 2, 2009, you considered the third party appraisal performed as of October 31, 2008 and determined that there were no significant intervening events between the date of the appraisal and the grant date of the awards. Please tell us how you considered the acquisition of the holding company of Positron Public Safety Systems, Inc. ("Positron") on November 21, 2008 in your fair value determination, as it is unclear to us why this would not be a significant intervening event for which you should make some adjustment to the value of your company as determined at a time prior to this acquisition.

Liquidity and Capital Resources, page 52

Debt Covenants, page 58

11. We have reviewed your response to comment 8 of our letter dated October 30, 2009 and note that you included prominent presentation of the three major categories of your statement of cash flows on page 11. Since your expanded discussion of adjusted EBITDA as a non-GAAP measure of liquidity and your reconciliation to cash flows from operating activities is presented on pages 60-61, we believe prominent presentation of the three major categories of cash flows should be presented here also. We believe that the implication of a presentation that shows only cash flows from operating activities is that the use of such cash flows is entirely at the discretion of management. To provide the proper context for cash flows from operating activities, we believe you should also present cash flows from investing activities and cash flows from financing activities to reflect management's decisions as to the use of these cash flows and the external sources of capital used. Refer to Question 12 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Business, page 67

12. We note your response to comment 26 of our letter dated October 30, 2009. Pursuant to Item 101(a)(1) of Regulation S-K, you should describe the general development of your business during the past five years, including any material changes in the mode of conducting the business. We also note that you have incurred significant impairment charges relating to the receivables management business in 2008 and 2009. Therefore, please describe your noncontrolling interest and portfolio receivables, and also incorporate your response to comment 26 in the Business section of the filing.

13. We note in your response to comment 27 of our letter dated October 30, 2009 that some of your patents expire in 2010. Please disclose whether the expiration of any of your patents in the near future will have a material affect on your business.

Executive Compensation, page 87

Compensation Discussion and Analysis, page 87

14. We note your response to comment 30 of our letter dated October 30, 2009. Please identify the members of the compensation committee in the fourth paragraph.

Principal and Selling Stockholders, page 109

15. We note your response to comment 37 of our letter dated October 30, 2009. Please identify the persons comprising the committees referred to in footnotes 3 and 4 to the table.

Certain Relationships and Related Party Transactions, page 111

16. We note your response to comment 38 of our letter dated October 30, 2009. Please disclose the amounts paid during 2009 under the management agreement with your Sponsors. If no amount has yet been paid in 2009, please disclose.

17. We note your response to comment 40 of our letter dated October 30, 2009. Please disclose the approximate dollar value of the amount involved in the transaction with Gary and Mary West. See Item 404(a)(3) of Regulation S-K. Please also describe any payments made to your current executive officers and directors in connection with the recapitalization or provide us a detailed analysis on why this information is not required to be disclosed under Item 404(a).

Financial Statements, page F-1

Unaudited Financial Statements for the Three and Nine Months Ended September 30, 2009 and September 30, 2008, page F-2

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-7

1. Basis of Consolidation and Presentation, page F-7

Unaudited Pro Forma Information, page F-11

18. We have reviewed your response to comment 43 of our letter dated October 30, 2009. Once you have finalized the conversion rate, please disclose pro forma earnings per share for your common stock for the latest year and interim period giving effect to the conversion if there is a material difference when compared to your historical earnings per share. If you determine that pro forma earnings per share for your common stock does not differ materially from your historical earnings per share, please provide us with your calculation of pro forma earnings per share for the latest year and interim period to assist us in understanding your conclusion.

16. Subsequent Events, page F-29

19. We note your discussion in the last paragraph of this footnote concerning the impact of the settlement reached in the fourth quarter and have the following comments:

- Based on your disclosures, it does not appear that this settlement will impact your statements of operations. Please explain to us in more detail the terms of the settlement, how you determined that this settlement would only impact your balance sheet and the accounting guidance upon which you are relying.

- It is unclear to us why this settlement would have no impact on your third quarter financial statements. Please provide us with your analysis supporting why this is an unrecognized subsequent event, separately addressing the settlements related to WAP I and WAP II. Refer to ASC 855.

Financial Statements for the Three Years Ended December 31, 2008, page F-38

Notes to Consolidated Financial Statements, page F-44

3. Goodwill and Other Intangible Assets, page F-56

20. We have reviewed your responses to comments 49 and 50 of our letter dated October 30, 2009. Your response to comment 50 indicates that you will perform an annual goodwill impairment test for 2009 for your Receivables Management reporting unit, suggesting that your Receivables Management business within your Communications Services reportable segment is an operating segment or a component of an operating segment. However, your response to comment 49 states that you do not aggregate operating segments to determine your reportable segments, suggesting that Receivables Management is not an operating segment. Please explain this matter to us in more detail, including clarifying whether the Receivables Management business will be considered a separate reporting unit for purposes of your 2009 annual goodwill impairment testing. If so, please update your discussion of reporting units within your Critical Accounting Policy for goodwill to clarify that this business will continue to be a reporting unit in 2009 even though it is no longer an operating segment. Alternatively, if your Receivables Management business will not be a separate reporting unit in your 2009 annual goodwill impairment testing, please explain to us in reasonable detail how you determined that this business no longer qualifies as a reporting unit. Refer to ASC 350 and 280.

Item 16. Exhibits and Financial Statement Schedules, page II-2

21. We note your response to comment 52 of our letter dated October 30, 2009. It appears that Addenda I through V of Exhibit 10.44 are not filed with the Amended and Restated Credit Agreement. Please advise.

*****

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Frederick C. Lowinger, Esq.
     Sidley Austin LLP
     Via facsimile to (312) 853-7036